Form 5

1	Name and Address of Reporting Person

	Howard Amster
	25812 Fairmount Boulevard
	Beachwood, Ohio 44122-2214

2	Issuer Name and Trading Symbol

	Wilshire Financial Services Group Inc.
	(OTCBB:  WFSG)

3	I.R.S. Identification Number of Reporting Person  (Voluntary)

4	Statement for Month/Year - December, 2001

5	If Amendment Date of Original

6	Relationship of Reporting Person to Issuer

	X	Director	X	10 % Owner

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person

Table I		Title of Security


    2	    3	      4		     5		      6		     7
Trans	Trans	Securities	Amount	Ownership	Nature of
Date	Code	Acquired/	Beneficially			Indirect Owner
		Disposed	Owned

				1,362,100	    D

				   254,034	    I		100 % owned corp.

				   243,481	    I		83 % owner






Table II	Derivative Securities Acquired, Disposed of/or
		Beneficially Owned

1		Title of Derivative Security-	Stock Option (Right to buy)

2		Exercise Price of Derivative Security-	$ 1.87

6		Date Exercisable/Expiration Date	*	Expires- 11/12/2011


   3	    4	      5		      7		   8	     9	          10	      11
Trans	Trans	Number of	Amount of	Price	Number      Owner	Nature of
Date	Code	Derivative	Underlying		Derivative   ship	Indirect
		Securities	Securities		Owned			Owner

11/12/01   A	30,000		Common Stock	30,000		D
				30,000




Explanation of Responses:

*	The Option vests in three equal annual installments beginning
	November 12, 2002




Signature of Reporting Person	Howard Amster	Date:	2/1/02